Exhibit 99.1

Vermilion Energy Inc. Announces Appointments of Two New Board Members

CALGARY, AB, July 20, 2021 /CNW/ - Vermilion Energy Inc. ("Vermilion", "We", "Our", "Us" or the "Company") (TSX: VET) (NYSE: VET) is pleased to announce the appointments of Ms. Manjit Sharma and Ms. Judy Steele to our Board of Directors.

Ms. Sharma brings over 25 years of depth and experience in navigating a wide range of operational matters in a variety of industries.  She most recently served as Chief Financial Officer of WSP Canada, responsible for leading the finance, real estate, procurement, tax and shared services functions across Canada. Prior to her last appointment, Ms. Sharma was with GE Canada for over 20 years, serving in a variety of roles including Chief Financial Officer from 2016 to 2019, Vice President, Business Development from 2011 to 2016, and Vice President, Finance & Shared Services Leader from 2007 to 2011. Her responsibilities spanned strategic planning and analysis, mergers and acquisitions, tax oversight, risk, governance, diversity and inclusion.

Ms. Sharma serves as a member of the Board of Directors for Export Development Canada, and is a member of the GE Canada Pension Trust Committee.  Manjit has previously served as a Director of BentallGreenOak's Prime Canadian Property Fund and served on the Board of GE Canada Company.

Ms. Sharma holds a Bachelor of Commerce (Honours) from the University of Toronto and the Chartered Professional Accountant designation. She is an alumnus of the Rotman School of Management's Judy Project for Executive Women in Leadership and was recognized as one of Canada's Top 100 Most Powerful Women in 2019.

Since October 2012, Ms. Steele has been the President & Chief Operating Officer of Emera Energy Inc., a leading natural gas and power wholesale marketing and trading company, where she is responsible for commercial performance, operations, business growth and development, risk management, and team leadership and development.  Ms. Steele has been involved in overseeing various energy businesses including hydro, wind, biomass and natural gas fired electrical generating facilities. She is a member of the Emera Inc. Corporate Leadership Team and Emera's Sustainability Management Committee and Leadership Safety Advisory Council.  Prior to her current role, Ms. Steele held a variety of executive and senior management positions within Emera Inc., overseeing a range of functions, including Finance, Investor Relations and External Relations including public affairs strategy and execution, government relations, media relations, investor communications, and philanthropy.

Ms. Steele is currently a Board member of Canadian Blood Services and a Governor of St. Francis Xavier University. She previously served as a Director and Chair of the Audit Committee for The Halifax Port Authority and was National Chair of the Canadian Breast Cancer Foundation.

Ms. Steele holds the designation Fellow Chartered Accountant,  and a Bachelor of Public Relations from Mount Saint Vincent University.  She is a recipient of the Chartered Accountant of the Year Award, from the Institute of Chartered Accountants of Nova Scotia, for outstanding community leadership.

We are excited to welcome Ms. Sharma and Ms. Steele to our Board of Directors, and look forward to the contributions their diverse skills, perspectives and expertise will make to the ongoing success of Vermilion.

About Vermilion

Vermilion is an international energy producer that seeks to create value through the acquisition, exploration, development and optimization of producing assets in North America, Europe and Australia. Our business model emphasizes free cash flow generation and returning capital to investors when economically warranted, augmented by value-adding acquisitions. Vermilion's operations are focused on the exploitation of light oil and liquids-rich natural gas conventional resource plays in North America and the exploration and development of conventional natural gas and oil opportunities in Europe and Australia.

Vermilion's priorities are health and safety, the environment, and profitability, in that order. Nothing is more important to us than the safety of the public and those who work with us, and the protection of our natural surroundings. In addition, Vermilion emphasizes strategic community investment in each of our operating areas. We have been recognized as a strong performer amongst Canadian publicly listed companies in governance practices, a Climate Leadership level (A-) performer by the CDP, and a Best Workplace in the Great Place to Work® Institute's annual rankings in Canada and Germany.

Employees and directors hold approximately 5% of our outstanding shares and are committed to delivering long-term value for all stakeholders. Vermilion trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol VET.

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SOURCE Vermilion Energy Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/July2021/20/c3152.html

%CIK: 0001293135

For further information: Curtis Hicks, President; Lars Glemser, Vice President & CFO; and/or Kyle Preston, Vice President, Investor Relations, TEL (403) 269-4884 | IR TOLL FREE 1-866-895-8101 | investor_relations@vermilionenergy.com | www.vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 16:00e 20-JUL-21